Exhibit 99.1

One and One Green Technologies. INC to Report Fiscal Year 2025 Financial
Results and Hold Earnings Call on April 28, 2026

SAN RAFAEL, BULACAN, PHILIPPINES, April 22, 2026 (GLOBE NEWSWIRE) -- One and one Green Technologies. INC (Nasdaq: YDDL) (“One and One” or the “Company”) (NASDAQ: YDDL), a Philippines-based recycler holding a government-issued license in the Philippines to import and process hazardous waste as raw materials, today announced that it will report its financial results for the fiscal year ended December 31, 2025, before the market opens on Tuesday, April 28, 2026.

One and One’s management team will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time (8:00 P.M. Manila Time) on April 28, 2026, to discuss its financial results and provide a business update.

Investors may submit written questions by April 24 via email to: matthew@strategic-ir.com.

Earnings Conference Call & Audio Webcast

●	Toll-free dial-in number: 1-877-407-3982

●	International dial-in number: 1-201-493-6780

●	Webcast and replay: https://viavid.webcasts.com/starthere.jsp?ei=1761177&tp_key=c045e6e7ca

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at https://ir.onepgti.com.

About One and One Green Technologies. INC

One and one Green Technologies. INC (NASDAQ: YDDL) is a licensed hazardous waste importer and a licensed recycler of non-ferrous metals and industrial materials in the Philippines. One and One transforms electronic waste, scrap metal, and other raw materials into high-value products, including copper alloy ingots and aluminum scraps. With a significant permitted annual capacity and advanced processing capabilities, One and One provides economical, flexible, and environmentally responsible recycling solutions to manufacturers and industrial clients across domestic and international markets. One and One is strategically positioned to meet the growing demand for sustainable resource management.

For more information, please visit our website at www.onepgti.com.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company's expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company's filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations Contact:

Matthew Abenante, IRC

President

Strategic Investor Relations, LLC

Tel: 347-947-2093

Email: matthew@strategic-ir.com